October 16, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Ms. Stephani Bouvet
Ms. Maryse Mills-Apenteng

Re:	Sonic Solutions (the “Company”)
Registration Statement on Form S-3 (File No. 333-161815) (the “Registration Statement”)

ACCELERATION REQUEST
REQUESTED DATE:   OCTOBER 20, 2009
REQUESTED TIME:    12:00 PM, EASTERN TIME

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company requests that the above-referenced Registration Statement be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable or at such later time as the Company may request by telephone to the Securities and Exchange Commission (the “Commission”).  The Company hereby authorizes both James R. Tanenbaum and Nilene R. Evans of Morrison & Foerster LLP, counsel for the Company, to make such request on our behalf.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Sincerely, SONIC SOLUTIONS

By:	/s/ David C. Habiger
Name: David C. Habiger
Title: President and Chief Executive Officer

cc:

James R. Tanenbaum
Nilene R. Evans
Morrison & Foerster LLP